UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission file number 33-14058
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baker 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

BAKER 401(k) PLAN
Financial Statements and Additional Information
December 31, 2009 and 2008

BAKER 401(k) PLAN

December 31, 2009 and 2008

Page(s)
Report of Independent Registered Public Accounting Firm	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 - 13
Supplementary Financial Information
Schedule H, Line 4i — Schedule of Assets (Held at the End of Year)	14 - 15
EX-23.1
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Baker 401(k) Plan
Moon Township, Pennsylvania
We have audited the accompanying statements of net assets available for benefits of the Baker 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, PA
June 21, 2010

BAKER 401(k) PLAN
Statements of Net Assets Available for Benefits

	As of December 31,
	2009	2008

ASSETS
Investments in common stock of Michael Baker Corporation	$41,364,680	$37,421,016
Investments in mutual funds	210,147,341	155,189,909
Investment in common-collective trust fund	2,504,535	2,153,571
Participant loans (market value approximates cost)	2,594,435	2,738,298

Total investments	256,610,991	197,502,794

Total assets	256,610,991	197,502,794

Net assets available for benefits at fair value	256,610,991	197,502,794

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	46,572	116,167

Net assets available for benefits	$256,657,563	$197,618,961

The accompanying notes are an integral part of the financial statements.

BAKER 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2009	2008

Additions /(Reductions) to net assets attributed to
Investment income /(loss)
Interest and dividends	$3,948,880	$6,473,225
Net appreciation/(depreciation) in fair value of investments	44,129,804	(81,323,736)

Total investment income /(loss)	48,078,684	(74,850,511)

Participant contributions	18,491,015	17,324,081
Participant rollovers	1,221,047	2,155,904
Employer contributions	7,120,138	6,830,075

Total contributions	26,832,200	26,310,060

Total additions/(reductions)	74,910,884	(48,540,451)

Deductions from net assets attributed to
Participant withdrawals	15,855,732	16,660,923
Administrative fees	16,550	7,959

Total deductions	15,872,282	16,668,882

Net increase/(decrease) in net assets	59,038,602	(65,209,333)

Net assets available for benefits, beginning of year	197,618,961	262,828,294

Net assets available for benefits, end of year	$256,657,563	$197,618,961

The accompanying notes are an integral part of the financial statements.

BAKER 401(k) PLAN
Notes to Financial Statements
December 31, 2009 and 2008
1.	Description of the Plan

General

The following description of the Baker 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan that provides all eligible employees of Michael Baker Corporation (“the Company”) with an opportunity to accumulate additional retirement benefits as well as invest in the Company’s stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Part-time and temporary employees are required to work 1,000 hours, during their first year of employment or any calendar year thereafter, before becoming eligible to join the plan.

Change in Participants Related to Disposal and Acquisition

On September 30, 2009, the Company entered into a definitive agreement with Wood Group E.&P.F. Holdings, Inc., Wood Group Holdings (International) Limited and Wood Group Engineering and Operations Support Limited, subsidiaries of international energy services company John Wood Group PLC, collectively, (“Wood Group”) to sell the Company’s energy segment. In connection with this agreement, the Company and Wood Group also entered into a Transition Services Agreement (“TSA”) pursuant to which the Company agreed to permit continued participation in the Plan by employees of Michael Baker Global, Inc. and Baker/MO Services, Inc. who were participants in the Plan on September 29, 2009 (the “Energy Participants”) for a limited time as provided in the TSA. Effective September 30, 2009, all Energy Participants became fully vested in the Plan and continued to receive employer matching contributions. There were approximately 1,450 Energy Participants who terminated active participation on December 31, 2009 in accordance with the TSA. Energy Participants were eligible to receive a distribution of their account balance from the Plan or to allow their balances to continue in the Plan until a rollover to another qualified plan could be arranged or retirement. During the fourth quarter of 2009, account balances totaling approximately $2 million were distributed to Energy Participants from the Plan. As of June 21, 2010, account balances totaling approximately $13 million were distributed to Energy Participants from the Plan in 2010, while approximately $17 million continued to be held in the Plan.

On May 3, 2010, the Company entered into a Stock Purchase Agreement to acquire 100% of the outstanding shares of The LPA Group Incorporated and all of its subsidiaries and affiliates (“LPA”). The approximately 460 LPA employees will remain under the current LPA plan through December 31, 2010 and will be eligible to participate in the Company’s Plan starting January 1, 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and charged with an allocation of certain administrative fees. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions

Participants contribute to the Plan through a Section 401(k) Employee Salary Redirection Election. During 2009 and 2008, participants were able to choose to contribute up to the lower of 75 percent of their salaries (including commissions and overtime) or the annual limitation of $16,500 and $15,500, respectively, which was established by the Internal Revenue Service (“IRS”). The maximum amount of a participant’s salary, which may be eligible for withholding for any Plan year, could not exceed $245,000 in 2009 or $230,000 in 2008. The Plan also allows participants to roll over funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account. All employees who are eligible to make deferred contributions under this Plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with and subject to the limitations established by the IRS.

Company Matching Contributions

In 2009 and 2008, under provisions of the Plan, the Company made matching contributions to the participants’ accounts in the amount of 100 percent of the first 3 percent of eligible salary and 50 percent on the next 3 percent of eligible salary (including commissions but excluding overtime) contributed by each participant except for the Company’s Energy Participants, for which the Company made matching contributions of 50 percent on the first 6 percent of eligible salary (including commissions, but excluding overtime, except for Energy Participants regularly scheduled to work over 40 hours per week, who were matched on overtime up to a maximum of 84 hours per biweekly pay period).

Of the Company’s matching contributions, 25 percent was invested in the Company’s common stock in 2009 and 2008. The remaining 75 percent was invested in accordance with the participant’s investment elections for participant contributions.

The Company’s Board of Directors is authorized to make additional discretionary contributions to the Plan. No discretionary contributions were made for 2009 or 2008.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants’ Plan accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer’s tax-qualified plan, and participant contributions are 100 percent vested and nonforfeitable at all times.

All of the Company’s matching and discretionary contributions will become 100 percent vested upon attainment of three years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant ceases employment with the Company before attaining a vested interest in the Company’s matching contributions, he or she will forfeit those contributions and those contributions will be used to reduce the Company’s future matching contributions. Forfeitures of the Company’s discretionary contributions by employees ceasing employment with the Company before attaining a vested interest are reallocated to the remaining participants.

Distributions

The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distributions that a participant, or his or her beneficiary is entitled to, is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding ten years. For participant accounts invested in the Company’s common stock, distributions may be made in cash and/or shares of common stock, at the discretion of the participant. As a one-time option, participants may apply in writing to the administrator for a withdrawal of up to 50 percent of their vested account balance for certain limited situations qualifying as financial hardships under IRS guidelines in effect at the time of the withdrawal. Participants who have attained age 59-1/2 may withdraw all or part of his or her capital accumulation from the Plan in a lump sum. The minimum in-service withdrawal amount is the lesser of $2,500 or the balance of the Participant’s capital accumulation.

Participant Loans

A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. The participant is allowed one outstanding loan that may be obtained for any reason. Loan amounts shall not exceed the lesser of: (a) 50 percent of the participant’s vested account balance, including rollovers, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the Plan administrator. All loans will be drawn against the participant’s account among the respective investment options as directed, and are secured by the assets within the participant’s accounts. Interest rates on outstanding notes receivable ranged from 4.25 percent to 10.50 percent at December 31, 2009. Interest rates applicable to Plan loans are typically the Prime rate, as published in the Wall Street Journal, plus one percent. Interest rates may be capped for certain Plan participants. Principal and interest payments are paid ratably and are generally repaid by payroll deduction.

Forfeited Accounts

For the years ended December 31, 2009 and 2008, forfeited non-vested accounts totaled $832,961 and $408,076, respectively. Forfeited non-vested account balances are used to reduce future employer matching contributions. Also in 2009 and 2008, employer contributions were reduced by $839,788 and $394,942, respectively, as a result of forfeited non-vested accounts. As of December 31, 2009 and 2008, forfeiture credit balances totaled $29,372 and $35,978, respectively. The forfeiture credit balance will be used to reduce future employer contributions.

Common Stock

The Plan enables participating employees to acquire an equity interest in the Company; as such, contributions to the Plan can be invested in the Company’s common stock. The Plan’s investment in the Company’s common stock comprised 999,109 shares (cost of $15,564,573) and 1,013,816 shares (cost of $14,054,471) at December 31, 2009 and 2008, respectively. Participants have the ability to divest themselves of the Company’s common stock acquired via the Company’s matching contributions after they are vested.

Investment Options

Each participant may direct Fidelity Investments Institutional Services Company, Inc. (“Fidelity”) to invest certain portions of his or her account in investment funds. Investment funds available to participants are as follows:
•	Michael Baker Common Stock Fund — Invests in common stock of the Company.

•	Fidelity Contrafund — Invests primarily in common stocks.

•	Fidelity International Discovery Fund — Primarily invests in foreign securities.

•	PIMCO Total Return Fund—Institutional Class — Invests in all types of bonds, including U.S. government, corporate, mortgage and foreign.

•	Fidelity Growth Company Fund — Invests primarily in common stocks.

•	American Funds The Growth Fund of America—Class R5 — A diversified portfolio consisting primarily of common stocks.

•	Fidelity Retirement Money Market Portfolio — Primarily invests in U.S. dollar-denominated money market securities and repurchase agreements for those securities.

•	Dodge & Cox Balanced Fund — Invests in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four ratings categories. Effective April 1, 2009, this fund is frozen to new investments for the Plan.

•	American Funds New Perspective Fund—Class R5 — Invests primarily in stocks of established companies located all over the world, including the United States.

•	T. Rowe Price Equity Income Fund — Invests at least 65% of the fund’s total assets in dividend-paying common stocks, particularly of established companies, with favorable prospects for both increasing dividends and capital appreciation.

•	Loomis Sayles Small Cap Value Fund — Institutional Class — Seeks to achieve its objective by emphasizing both undervalued securities and securities of companies with significant growth potential.

•	The Hartford Small Company Fund—Class Y — Primarily invests under normal circumstances at least 80% of its assets in common stocks of small capitalization companies.

•	Spartan 500 Index Fund—Investor Class — Normally invests at least 80% of its assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

•	Fidelity Freedom Funds — Each freedom fund invests in a diversified portfolio of well-established Fidelity stock, bond, and money market mutual funds.

•	Fidelity Managed Income Portfolio — Invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity.

•	Vanguard Total Bond Market Index Fund—Investor Shares — The fund attempts to track the performance of the Barclays Capital Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

•	Spartan Extended Market Index Fund—Investor Class — Normally invests at least 80% of its assets in common stocks included in the Dow Jones U.S. Completion Total Stock Market Index, which represents the performance of stocks of small to mid-capitalization U.S. companies.

•	Oakmark Equity and Income Fund—Class I — Primarily invests in a diversified portfolio of U.S. equity and fixed-income securities.

•	Spartan International Index Fund—Investor Class — Normally invests at least 80% of its assets in common stocks included in the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE Index) which represents the performance of developed stock markets outside the United States and Canada.
Plan Administration and Fees

The Company provides certain administrative and accounting services to the Plan at no cost. In addition, the Company pays the cost of services provided to the Plan by Fidelity, legal counsel and the independent registered public accounting firm. Certain distribution processing fees charged by Fidelity are deducted from the respective participant account balances.

2.	Summary of Significant Accounting Policies

Basis of Accounting

Fidelity performs the recordkeeping function for the Plan. The financial statements included herein include all required adjustments to reflect the financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

Investments

Investments of the Plan are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual funds and the common collective trust represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value as of December 31, 2009 and 2008. Units held in the common collective trust are valued at the unit value as reported by the investment manager as of December 31, 2009 and 2008.

The investment in the Company’s common stock is stated at publicly-traded closing market values as of December 31, 2009 and 2008. As of December 31, 2009 and 2008, the Plan’s assets included approximately 11 percent of the Company’s outstanding shares of common stock; therefore, such valuation might be subject to significant fluctuations in the event of a substantial liquidation of such holdings by the Plan or due to other market fluctuations.

The difference between the cost and current market value of investments purchased since the beginning of the period as well as the decrease or increase in the stated market value of investments held at the beginning of the period is included in the caption, “Net appreciation/(depreciation) in fair value of investments” in the Statements of Changes in Net Assets Available for Benefits.

Participant loans are stated at cost, which approximates fair value.

Contributions

Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participants’ earnings. After approval by the Board of Directors of Michael Baker Corporation, discretionary contributions are accrued in the period they are earned.

Distributions

Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The results of any changes in accounting estimates are reflected in the financial statements of the period in which the changes become evident.

Concentration of Risk

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.	Investments

The following presents the fair value of investments that represent 5 percent or more of the Plan’s net assets at December 31, 2009 and 2008 respectively:

	2009	2008

Michael Baker Corporation Common Stock*	$41,364,680	$37,421,016
Fidelity Contrafund	21,209,666	16,044,380
Fidelity International Discovery Fund	20,652,714	14,912,603
PIMCO Total Return Fund — Institutional Class	20,438,310	16,541,704
Fidelity Growth Company Fund	19,561,970	13,681,705
American Funds The Growth Fund of America — Class R5	19,267,568	13,899,080
Fidelity Retirement Money Market Portfolio	16,719,392	16,420,150
Dodge & Cox Balanced Fund	13,539,811	12,310,199

*	Includes non-participant directed investments
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $44,129,804 and $(81,323,736) during 2009 and 2008, respectively. These changes are as follows:

	2009	2008

Mutual funds	$39,070,172	$(78,163,244)
Common stock	5,059,632	(3,160,492)

Net appreciation/(depreciation) in fair value of investments	$44,129,804	$(81,323,736)

Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to investments having non-participant directed components is as follows:

Michael Baker Corporation Common Stock	2009	2008

Net assets available for benefits, beginning of year	$37,421,016	$39,710,824
Changes in net assets:
Contributions	2,845,807	2,852,696
Interest	39,908	43,663
Net appreciation /(depreciation) in fair value of investment	5,059,632	(3,160,492)
Benefits paid to participants	(2,107,982)	(1,594,446)
Transfers to participant-directed investments	(1,888,836)	(427,616)
Fees	(4,865)	(3,613)

Net assets available for benefits, end of year	$41,364,680	$37,421,016

As of December 31, 2009 and 2008, the Plan held 713,336 and 716,294 shares, respectively, of non-vested Michael Baker Corporation common stock. These non-vested shares were valued at $29,532,099 and $26,438,403 as of December 31, 2009 and 2008, respectively.

4.	Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated December 10, 2008, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). On September 30, 2009, the Plan made clarifying amendments as part of the favorable tax determination letter process. The Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

5.	Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.	Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures regarding fair value measurements. Fair value is defined under FASB as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to measure fair value under FASB must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, FASB establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:
• Level 1 — Quoted prices in active markets for identical assets or liabilities. The Plan’s investments with active markets include its investment in the common stock of Michael Baker Corporation as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these items, quoted current market prices are readily available.

• Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has concluded that the investments in the common collective trust and participant loans represent a Level 2 valuation.

• Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Plan has concluded that it has no Level 3 investments.

In accordance with FASB, the following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Fair Value Measurements at December 31, 2009
		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Common Stock of Michael Baker Corporation	$41,364,680	$41,364,680	$—	$—
Mutual Funds	210,147,341	210,147,341	—	—
Common collective trust fund	2,504,535	—	2,504,535	—
Participant Loans	2,594,435	—	2,594,435	—

Total Investments	$256,610,991	$251,512,021	$5,098,970	$—

Percent to total	100%	98%	2%	—%

	Fair Value Measurements at December 31, 2008
		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Common Stock of Michael Baker Corporation	$37,421,016	$37,421,016	$—	$—
Mutual Funds	155,189,909	155,189,909	—	—
Common collective trust fund	2,153,571	—	2,153,571	—
Participant Loans	2,738,298	—	2,738,298	—

Total Investments	$197,502,794	$192,610,925	$4,891,869	$—

Percent to total	100%	98%	2%	—%

7.	Related Party Transactions
Certain investments of the Plan are mutual funds managed by Fidelity. These transactions qualify as party-in-interest transactions.
One of the investment fund options available to employees contains the Company’s stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (Note 1).

8.	Reconciliation of Financial Statements to Schedule H Form 5500
The financial statements have been prepared using the accrual method of accounting while the Plan’s Form 5500 has been prepared on the modified cash-basis method of accounting. A reconciliation between the 2009 and 2008 financial statements and Form 5500 is as follows:

	2009	2008

Net Assets:
Total net assets per Form 5500, Schedule H	$256,610,991	$197,502,794
Plus: Adjustment from fair value to contract value for fully benefit-responsible investment contracts	46,572	116,167

Total net assets per financial statements	$256,657,563	$197,618,961

Contributions:
Total contributions per Form 5500, Schedule H	$26,832,200	$26,860,055
(Less): Contribution receivable	—	(549,995)

Total contributions per financial statements	$26,832,200	$26,310,060

9.	Subsequent Events
As disclosed in Note 1 to the audited financial statements, the Plan’s investment in the Company’s common stock at December 31, 2009 comprised 999,109 shares. As of June 21, 2010, the price per share had decreased in excess of 10%.

BAKER 401(k) PLAN
Michael Baker Corporation
EIN# 25-0927646 Plan # 002
Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at the End of Year)

		Cost of	Current
Identity of Issuer	Description of Investment	Asset***	Value

Michael Baker Corporation*	Michael Baker Corporation Common Stock**	$15,564,573	$41,364,680
Fidelity Investments*	Fidelity Contrafund		$21,209,666
Fidelity Investments*	Fidelity International Discovery Fund		$20,652,714
PIMCO Funds Distributors LLC	PIMCO Total Return Fund — Institutional Class		$20,438,310
Fidelity Investments*	Fidelity Growth Company Fund		$19,561,970
American Funds	American Funds The Growth Fund of America — Class R5		$19,267,568
Fidelity Investments*	Fidelity Retirement Money Market Portfolio		$16,719,392
Dodge & Cox	Dodge & Cox Balanced Fund		$13,539,811
American Funds	American Funds New Perspective Fund — Class R5		$9,955,499
T. Rowe Price	T. Rowe Price Equity Income Fund		$9,636,420
Loomis Sayles	Loomis Sayles Small Cap Value Fund — Institutional Class		$8,185,106
Hartford Investment Financial Services, LLC	The Hartford Small Company Fund — Class Y		$8,001,775
Fidelity Investments*	Spartan 500 Index Fund — Investor Class		$5,083,053
Fidelity Investments*	Fidelity Freedom Fund 2040		$5,082,492
Fidelity Investments*	Fidelity Freedom Fund 2025		$4,632,448
Fidelity Investments*	Fidelity Freedom Fund 2020		$4,097,377
Fidelity Investments*	Fidelity Freedom Fund 2030		$4,036,590
Fidelity Investments*	Fidelity Freedom Fund 2035		$3,977,286
Fidelity Investments*	Fidelity Freedom Fund 2015		$2,979,036

(Continued)
BAKER 401(k) PLAN
Michael Baker Corporation
EIN# 25-0927646 Plan # 002
Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at the End of Year)

		Cost of	Current
Identity of Issuer	Description of Investment	Asset***	Value

Fidelity Investments*	Fidelity Managed Income Portfolio****		$2,551,107
Fidelity Investments*	Fidelity Freedom Fund 2045		$2,144,831
The Vanguard Group	Vanguard Total Bond Market Index Fund — Investor Shares		$2,081,461
Fidelity Investments*	Spartan Extended Market Index Fund — Investor Class		$1,974,920
Fidelity Investments*	Fidelity Freedom Fund 2010		$1,652,814
Fidelity Investments*	Fidelity Freedom Fund 2050		$1,615,194
Harris Associates, L.P.	Oakmark Equity and Income Fund — Class I		$1,419,252
Fidelity Investments*	Spartan International Index Fund — Investor Class		$1,191,864
Fidelity Investments*	Fidelity Freedom Income Fund		$437,102
Fidelity Investments*	Fidelity Freedom Fund 2005		$290,713
Fidelity Investments*	Fidelity Freedom Fund 2000		$168,397
Fidelity Investments*	Cash Balance		$114,280
Various Participants*	Participant Loans have interest rates that range from 4.25%-10.50% with maturities extending to 2024.		$2,594,435

			$256,657,563

*	Party-in-interest

**	Includes non-participant directed investments

***	Disclosure of cost not required for participant directed investments

****	Stated at contract value

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Executive Vice President and Chief Financial Officer of Michael Baker Corporation, the Plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MICHAEL BAKER CORPORATION BAKER 401(K) PLAN
Date: June 21, 2010	By:	/s/ Michael J. Zugay
Michael J. Zugay
Executive Vice President and Chief Financial Officer of Michael Baker Corporation, the Plan Sponsor

Exhibits Index
The following exhibit is included herewith as a part of this Report:

Exhibit No.	Description
23.1	Consent of independent registered public accounting firm.